[180 Connect Letterhead]
October 29, 2007
VIA EDGAR
Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:	180 Connect Inc. Registration Statement on Form S-3 Filed September 26, 2007 File No. 333-146337
Dear Ms. Long:
     On behalf of 180 Connect Inc. (the “Company”), set forth below are the Company’s responses to the comments contained in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”), dated October 17, 2007, with respect to the above-referenced filing.
     Pursuant to the telephone conversation between Mark Selinger and Matt Franker on October 29, 2007, we are responding to the Staff’s comment letter but will not file the revised S-3 for approximately 10 days. The Company will amend and revise its Registration Statement on Form S-3 based on the Staff’s comments when it files the amended S-3.
     For your convenience, we have reprinted the Staff’s written comments below prior to the Company’s responses.
General
1.	It appears that the aggregate market value of your outstanding common stock held by non-affiliates is less than $75 million and your common stock is not listed and registered on a national securities exchange. Accordingly, you do not appear to currently satisfy the transaction requirements contained in General Instruction I.B.1 and I.B.3, respectively, to Form S-3 and are therefore ineligible to use this form to register the shares underlying your outstanding warrants for resale. Please amend your registration statement onto a form you are eligible to use or alternatively provide us with a detailed written analysis addressing your eligibility to use Form S-3.
The Company believes that it is eligible to use Form S-3. The Company is relying upon the following telephone interpretations of the Staff which appear in the Manual of Publicly Available Telephone Interpretations (July 1997): Telephone Interpretation Section H, No. 56 provides as follows:
Form S-3, General Instructions I.B.3. and I.B.1.
Issuers meeting the float test in General Instruction I.B.1 of Form S-3 may make secondary offerings on Form S-3, even though the securities to be issued are not listed on a national securities exchange or quoted on an automated quotation system of a national securities association, as required by General Instruction I.B.3.
General Instruction I.B.1 of Form S-3 provides that “[t]he aggregate market value of the registrant’s outstanding voting and non-voting common equity shall be computed by use of the price at which the common equity was last sold, or the average of the bid and asked prices of such common equity, in the principal market for such common equity as of a date within 60 days prior to the date of filing.”
In Telephone Interpretation Section H, No. 41, the Staff interpreted Instruction I.B.1 to provide that “[i]n making this computation, it is not necessary to calculate the number of shares held by non-affiliates for the same day on which the average price of the stock is determined. For example, the number of shares outstanding on the date of filing might be used, together with the average price of stock for any day within the 60-day period.”
Based on the foregoing, as the following computation will show, the Company is eligible to use Form S-3 since, as measured by a price within 60 days prior to the filing of the registration statement, the public float of the Company was greater than $75 million.
During the 60 days prior to the date of filing, September 26, 2007, the highest closing stock price of the Company’s common stock was $5.60 (the closing price on August 3, 2007). Accordingly, using a $5.60 stock price, the Company would require a minimum of 13,392,858 shares to be held by non-affiliates in order to meet the $75 million public float.
The Company had 23,220,892 shares of common stock issued and outstanding at the time of the filing of the Form S-3. As per Item 2.01 of our Current Report on Form 8-K filed August 30, 2007, there were 4,790,826 shares of common stock held by affiliates of the Company, resulting in 18,430,006 shares of common stock held by non-affiliates.
Even assuming that Laurus Master Fund, Ltd., which according to its Schedule 13G owns 2,908,407 shares of the Company’s common stock, would be an affiliate of the Company, and its shares excluded from the calculation of public float, there would still remain 15,521,659 shares of common stock held by non-affiliates. At $5.60 per share, that results in a public float of $86,921,290.40.
Signatures
2.	Please revise to provide the signature of your controller or principal accounting officer, as required by Instruction 1 to the signature requirement for Form S-3.
The Company will revise the Form S-3 to provide for the signature of its principal accounting officer.
3.	We also note that the signatures of Messrs. Balter, Slasky and Askowitz are pursuant to a power of attorney. Please note that Item 601(b)(24) of Regulation S-K requires that a power of attorney relate to a specific filing or amendment thereto and prohibits the filing of a general power of attorney applicable to multiple registration statements. If you intend to use a power of attorney to satisfy the Form S-3 signature requirement, please file a power of attorney applicable to this registration statement.
The Company will revise the Form S-3 to provide for the signatures without a power of attorney.

     If you have any questions regarding the above responses, please do not hesitate to contact the undersigned at (303) 395-6000 or Mark Selinger at (212) 547-5438.

Sincerely,
/s/ Peter Giacalone
Peter Giacalone, Chief Executive Officer

Cc:	Matt Franker U.S. Securities and Exchange Commission Mark Selinger, McDermott Will & Emery, LLP